Exhibit 99.2

Online

Go to www.investorvote.com/NOMD or scan the QR code – login details are located in the shaded bar below.

Votes submitted electronically must be received by 11:59 p.m., London Time, on June 16, 2020.

Important Notice Regarding the Availability of Proxy Materials for the

Nomad Foods Limited Annual Meeting of Shareholders to be Held on June 17, 2020

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the annual shareholders’ meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The 2020 proxy statement and annual report to shareholders are available at:

Easy Online Access – View your proxy materials and vote.
Step 1:	Go to www.investorvote.com/NOMD.
Step 2:	Click on the icon on the right to view meeting materials.
Step 3:	Return to the investorvote.com window and follow the instructions on the screen to log in.
Step 4:	Make your selections as instructed on each screen for your delivery preferences.
Step 5:	Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials - If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before June 3, 2020, to facilitate timely delivery.

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Nomad Foods Limited, Annual Meeting of Shareholders will be held on June 17, 2020 at the London Headquarters of Nomad Foods Limited, No. 1 New Square, Bedfont Lakes Business Park, Feltham, Middlesex, TW14 8HA, at 10:00 a.m. London Time.

Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations.

Proposals – The Board of Directors recommend a vote FOR all the nominees listed and FOR Proposal 2.

1.	Election of Directors:

01 - Sir Martin Ellis Franklin, KGCN

02 - Noam Gottesman

03 - Ian G.H. Ashken

04 - Stéfan Descheemaeker

05 - Jeremy Isaacs CBE

06 - James E. Lillie

07 - Stuart M. MacFarlane

08 - Lord Myners of Truro CBE

09 - Victoria Parry

10 - Simon White

11 - Samy Zekhout

2.	Ratification of the selection of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the 2020 fiscal year.

Any other business that properly comes before the meeting or any adjournment or postponement thereof.

PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. If you wish to attend and vote at the meeting, please bring this notice with you.

Here’s how to order a copy of the proxy materials and select delivery preferences:

Current and future delivery requests can be submitted using the options below.

If you request an email copy, you will receive an email with a link to the current meeting materials.

PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials.

–   Internet – Go to www.investorvote.com/NOMD.

–   Phone – Call us free of charge at 1-866-641-4276.

–   Email – Send an email to investorvote@computershare.com with “Proxy Materials Nomad Foods Limited” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials.

To facilitate timely delivery, requests for a paper copy of proxy materials must be received by June 3, 2020.